UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Conatus Pharmaceuticals Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20600T108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	20600T108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AXA S.A. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	479,686
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	479,686
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,686
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12.	TYPE OF REPORTING PERSON HC

CUSIP No.

 20600T108

1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

 AXA Assurances I.A.R.D. Mutuelle

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [ ]
(b)  [ ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

 France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

0

6.  SHARED VOTING POWER

479,686

7. SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

479,686

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    479,686

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[X]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    1.8%

12.

TYPE OF REPORTING PERSON

CUSIP No.

 20600T108

1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

 AXA Assurances Vie Mutuelle

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [ ]
(b)  [ ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

 France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

0

6.  SHARED VOTING POWER

479,686

7. SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

479,686

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    479,686

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[X]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    1.8%

12.

TYPE OF REPORTING PERSON

CUSIP No.

 20600T108

1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

 AXA Financial Inc.

 13-3623351

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [ ]
(b)  [ ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

0

6.  SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[X]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.0%

12.

TYPE OF REPORTING PERSON

Item 1.

(a)

Name of Issuer
Conatus Pharmaceuticals Inc

(b)

Address of Issuer's Principal Executive Offices

 16745 West Bernardo Drive, Suite 200, San Diego
  California
   92127

Item 2.

(a)

Name of Person Filing

(b)

Address of Principal Business Office or, if None, Residence

AXA Assurances I.A.R.D Mutuelle, and

AXA Assurances Vie Mutuelle,

26, rue Drouot

75009 Paris, France

as a group (collectively, the 'Mutuelles AXA').

AXA

25, avenue Matignon

75008 Paris, France

AXA Financial, Inc.

1290 Avenue of the Americas

New York, New York 10104

(Please contact Lauren Day (212-314-3731) with any questions.)

(c)

Citizenship

Mutuelles AXA and AXA - France

AXA Financial, Inc. - Delaware

(d)

Title of Class of Securities

 Common Stock

(e)

CUSIP Number

 20600T108

Item 3.

If This Statement is Filed Pursuant to
Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a:

AXA Financial, Inc. as a parent holding company, in accordance with 240.13d-1(b)(ii)(G).

The Mutuelles AXA, as a group, acting as a parent holding company.

AXA as a parent holding company.

(a)

[ ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)

[ ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[ ]

Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[ ]

Investment Company registered under
Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e)

[ ]

An investment adviser in accordance with
Rule 240.13d-1(b)(1)(ii)(E);

(f)

[ ]

An employee benefit plan or endowment fund in accordance with
Rule 240.13d-1(b)(1)(ii)(F);

(g)

[X]

A parent holding company or control person in accordance with
Rule 240.13d-1(b)(1)(ii)(G);

(h)

[ ]

A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i)

[ ]

A church plan that is excluded from the
definition of an investment company under
Section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

    479,686
 shares*

(b)

Percent of Class:

    1.8%

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote

0

(ii)

shared power to vote or to direct the vote

479,686

(iii)

sole power to dispose or to direct the disposition of

0

(iv)

shared power to dispose or to direct the disposition of

479,686

*Each of the Mutuelles AXA, as a group, and AXA expressly declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G.

AllianceBernstein L.P. is a majority owned subsidiary of AXA Financial, Inc.
and an indirect majority owned subsidiary of AXA SA.  AllianceBernstein operates under independent management and makes independent decisions from AXA and AXA Financial and their respective subsidiaries and AXA and AXA Financial calculate and report beneficial ownership separately from AllianceBernstein pursuant to guidance provided by the Securities and Exchange Commission in Release Number 34-39538 (January 12, 1998).

AllianceBernstein may be deemed to share beneficial ownership with AXA reporting persons by virtue of
0
shares of common stock acquired on behalf of the general and special accounts of the affiliated entities for which AllianceBernstein serves as a subadvisor.
Each of Alliance Bernstein and the AXA entities reporting herein acquired their shares of common stock for investment purposes in the ordinary course of their investment management and insurance businesses.

Item 5.

Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than five percent of the
class of securities, check the following:
[
X
]

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The securities as to which this Schedule is filed by
AXA S.A.,
in its capacity as investment adviser, are
owned of record by clients of
AXA S.A..
Those clients
have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such
securities. No such client is known to have such right or
power with respect to more than five percent of this class of securities, except as follows:

Item 7.

Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

This Schedule 13G is being filed by AXA Financial, Inc.; AXA, which owns AXA Financial, Inc.; and the Mutuelles AXA, which as a group control AXA:

(X)  in the Mutuelles AXAs' capacity, as a group, acting as a parent holding company with respect to the holdings of the following AXA entity or entities:

(X)  in AXA's capacity as a parent holding company with respect to the holdings of one or more of the following entities:

AXA Investment Managers

AXA Investment Managers UK Ltd.

AXA Konzern AG

AXA Rosenberg Investment Management LLC

(X)  in AXA Financial, Inc.'s capacity as a parent holding company with respect to the holdings of one or more of the following entities:

AXA Equitable Life Insurance Company

Item 8.

Identification and Classification of Members of the Group.

 Not Applicable.  This schedule is not being filed pursuant to
Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9.

Notice of Dissolution of Group.

 Not Applicable

Item 10.

Certification.

By signing below I certify that, to the best
of my knowledge and belief, the securities
referred to above

were acquired and are held
in the ordinary course of business and

were not acquired and are not held for the purpose
of or with the effect of changing or
influencing the control of the issuer of the
securities and were not acquired and are not held
in connection with or as a participant in any
transaction having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.

  AXA FINANCIAL, INC.*

                                By:  /s/

Anthony Bruccoleri

                                Date:

    February 14, 2017

                                Name:
    Anthony Bruccoleri

                                Title:
    Lead Director

    *Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among AXA Financial, Inc., AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle, and AXA, this statement Schedule 13G is filed on behalf of each of them.